TICKET CORP.
                     9625 Mission Gorge Road, Suite B2 #318
                                Santee, CA 92071
                          e-mail: ticketcorp1@yahoo.com
                   Telephone (775) 352-3936 Fax (775) 201-8190
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                                                                   July 22, 2014

Via EDGAR

Mr. John Dana Brown
Ms. Theresa Messinese
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Ticket Corp.
    Amendment No. 7 to Registration Statement on Form S-1
    Filed July 7, 2014
    File No. 333-187544

Dear Mr. Brown and Ms. Messinese:

This letter shall serve as the request of Ticket Corp., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Friday, July 25, 2013, 9:00AM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We acknowledge and understand that the company and management are responsible for the accuracy and adequacy of the disclosures made in our filings. The company further acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Russell Rheingrover
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Russell Rheingrover
President & Director

cc: Nolan McWilliams McWilliamsN@SEC.GOV